Avago Technologies Finance Pte. Ltd.
1 Yishun Avenue 7
Singapore 768923
December 14, 2006
CONFIDENTIAL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attn:	Donald C. Hunt, Attorney-Advisor
Mail Stop 6010

Re:	Registration Statement on Form F-4 with respect to $500,000,000 Principal Amount of 10-1/8% Senior Notes due 2013, $250,000,000 Principal Amount of Senior Floating Rate Notes due 2013 and $250,000,000 Principal Amount of 11-7/8% Senior Subordinated Notes due 2015
Ladies and Gentlemen:
          In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by Avago Technologies Finance Pte. Ltd., a Singapore private limited company (the “Company”), relating to proposed offers (the “Exchange Offers”) by the Company, Avago Technologies U.S. Inc., a Delaware corporation (“Avago U.S.”), and Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation (together with Avago U.S., the “Subsidiary Co-Issuers”), to exchange (a) an aggregate principal amount of up to $500,000,000 of their 10-1/8% Senior Notes due 2013 (the “Exchange Fixed Rate Senior Notes”) for any and all of their outstanding 10-1/8% Senior Notes due 2013 (the “Outstanding Fixed Rate Senior Notes”), (b) an aggregate principal amount of up to $250,000,000 of their Senior Floating Rate Notes due 2013 (the “Exchange Floating Rate Senior Notes” and, together with the Exchange Fixed Rate Senior Notes, the “Exchange Senior Notes”) for any and all of their outstanding Senior Floating Rate Notes due 2013 (the “Outstanding Floating Rate Senior Notes” and, together with the Outstanding Fixed Rate Senior Notes, the “Outstanding Senior Notes”) and (c) an aggregate principal amount of up to $250,000,000 of their 11-7/8% Senior Subordinated Notes due 2015 (the “Exchange Senior Subordinated Notes” and, together with the Exchange Senior Notes, the “Exchange Notes”) for any and all of their outstanding 11-7/8% Senior Subordinated Notes due 2015 (the “Outstanding Senior Subordinated Notes” and, together with the Outstanding Senior Notes, the “Outstanding Notes”), I am writing to advise you supplementally that:
(i)	the Company is registering the Exchange Offers in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings

December 14, 2006

Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

(ii)	the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offers;

(iii)	the Company will make each person participating in the Exchange Offers aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that:
(A)	any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and

(B)	any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;
(iv)	the Company acknowledges that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(v)	the Company will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offers a representation from such tendering noteholder to the Company that:
(A)	the Exchange Notes acquired in exchange for Outstanding Notes tendered in the Exchange Offers will have been acquired in the ordinary course of business of the person receiving such Exchange Notes,

(B)	neither the holder of the Outstanding Notes nor the person acquiring the Exchange Notes in exchange for the Outstanding Notes has an arrangement or understanding with any person to participate in the distribution of the Exchange Notes,

December 14, 2006

(C)	neither the holder of the Outstanding Notes nor the person acquiring the Exchange Notes in exchange for the Outstanding Notes is an “affiliate,” as such term is defined in Rule 405 under the Securities Act, of the Company, any Subsidiary Co-Issuers or any subsidiary guarantors,

(D)	if a holder of the Outstanding Notes is an affiliate of the Company, the Subsidiary Co-Issuers or the subsidiary guarantors, is not acquiring the Exchange Notes in the ordinary course of its business, is engaged in or intends to engage in a distribution of the Exchange Notes or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offers, such holder (x) may not rely on the applicable interpretations of the Staff of the Commission and (y) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction, and

(E)	if a holder is a broker-dealer that will receive the Exchange Notes for its own account in exchange for the Outstanding Notes, it represents that the Outstanding Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale or transfer of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;
(vi)	the Company will commence the Exchange Offers when the Registration Statement is declared effective by the Commission;

(vii)	the Exchange Offers will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offers for whom the Company will keep the registration statement effective for up to 90 days, will not require the Company to maintain an “evergreen” registration statement; and

(viii)	the Exchange Offers will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

December 14, 2006

Very truly yours, AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By:	/s/ Rex S. Jackson
	Name:	Rex S. Jackson
	Title:	Senior Vice President and General Counsel